West Fraser Timber Co. Ltd.
Condensed Consolidated Balance Sheets
(in millions of United States dollars, except where indicated - unaudited)

		April 3,	December 31,
	Note	2026	2025
Assets
Current assets
Cash and cash equivalents		$81	$202
Receivables		350	244
Income taxes receivable		96	79
Inventories	4	985	828
Prepaid expenses		22	34
		1,534	1,387
Property, plant and equipment		3,551	3,593
Timber licences		331	335
Goodwill and other intangible assets		1,713	1,726
Other assets	5	535	573
Deferred income tax assets		6	6
		$7,670	$7,620

Liabilities
Current liabilities
Operating loans	6	$203	$—
Payables and accrued liabilities		570	584
Current portion of reforestation and decommissioning obligations		51	52
Income taxes payable		11	14
		835	651
Long-term debt	6	300	300
Other liabilities	7	543	423
Deferred income tax liabilities		355	397
		2,032	1,771
Shareholders’ Equity
Share capital	9	2,496	2,496
Retained earnings		3,427	3,630
Accumulated other comprehensive loss		(285)	(277)
		5,638	5,849
		$7,670	$7,620
The number of Common shares and Class B Common shares outstanding at April 28, 2026 was 78,303,822.

West Fraser Timber Co. Ltd.
Condensed Consolidated Statements of Earnings (Loss) and Comprehensive Earnings (Loss)
(in millions of United States dollars, except where indicated - unaudited)

		Three Months Ended
		April 3,	March 28,
	Note	2026	2025

Sales		$1,334	$1,459

Costs and expenses
Cost of products sold		989	981
Freight and other distribution costs		190	187
Export duties, net, and tariffs	15	158	23
Amortization		138	134
Selling, general and administration		63	73
Equity-based compensation		6	(3)
		1,544	1,395

Operating earnings (loss)		(210)	64

Finance income (expense), net	10	(53)	6
Other income (expense), net	11	13	(3)
Earnings (loss) before tax		(250)	67
Tax recovery (provision), net	12	61	(25)
Earnings (loss)		$(188)	$42

Earnings (loss) per share (dollars)
Basic	13	$(2.40)	$0.53
Diluted	13	$(2.40)	$0.46

Comprehensive earnings (loss)
Earnings (loss)		$(188)	$42
Other comprehensive earnings
Items that may be reclassified to earnings
Translation gain (loss) on operations with different functional currencies		(8)	16
Items that will not be reclassified to earnings
Actuarial gain (loss) on retirement benefits, net of tax	8	10	(3)
		2	13
Comprehensive earnings (loss)		$(186)	$55

West Fraser Timber Co. Ltd.
Condensed Consolidated Statements of Changes in Shareholders' Equity
(in millions of United States dollars, except where indicated - unaudited)

		Three Months Ended
		April 3,	March 28,
	Note	2026	2025

Share capital
Balance - beginning of period		$2,496	$2,549
Issuance of Common shares	9	—	—
Repurchase of Common shares for cancellation	9	—	(17)
Balance - end of period		$2,496	$2,532

Retained earnings
Balance - beginning of period		$3,630	$4,726
Actuarial gain (loss) on retirement benefits, net of tax	8	10	(3)
Repurchase of Common shares for cancellation	9	—	(27)
Earnings (loss) for the period		(188)	42
Dividends declared		(25)	(25)
Balance - end of period		$3,427	$4,712

Accumulated other comprehensive loss
Balance - beginning of period		$(277)	$(321)
Translation gain (loss) on operations with different functional currencies		(8)	16
Balance - end of period		$(285)	$(305)

Shareholders' Equity		$5,638	$6,939

West Fraser Timber Co. Ltd.
Condensed Consolidated Statements of Cash Flows
(in millions of United States dollars, except where indicated - unaudited)

			Three Months Ended
			April 3,	March 28,
	Note		2026	2025
Cash used for operating activities
Earnings (loss)		FALSE	$(188)	$42
Adjustments
Amortization		FALSE	138	134
Finance (income) expense, net	10	FALSE	53	(6)
Foreign exchange gain		FALSE	(3)	—
Export duty	15	FALSE	114	—
Retirement benefit expense		FALSE	18	17
Net contributions to retirement benefit plans		FALSE	(11)	(9)
Tax provision (recovery)	12	FALSE	(61)	25
Income taxes paid		FALSE	(4)	(74)
Unrealized loss (gain) on electricity swaps		FALSE	(11)	4
Other		FALSE	14	23
Changes in non-cash working capital
Receivables		FALSE	(110)	(100)
Inventories		FALSE	(159)	(193)
Prepaid expenses		FALSE	13	4
Payables and accrued liabilities		FALSE	28	59
			(170)	(75)
Cash provided by (used for) financing activities
Proceeds from operating loans	6	FALSE	203	—
Repayment of lease obligations		FALSE	(4)	(4)
Finance expense paid		FALSE	(6)	(5)
Repurchase of Common shares for cancellation	9	FALSE	—	(46)
Dividends paid		FALSE	(50)	(26)
			143	(80)
Cash used for investing activities
Additions to capital assets		FALSE	(94)	(104)
Interest received		FALSE	1	6
Other		FALSE	2	(1)
			(91)	(99)
Change in cash and cash equivalents		—	(118)	(255)
Foreign exchange effect on cash and cash equivalents		—	(3)	3
Cash and cash equivalents - beginning of period		—	202	641
Cash and cash equivalents - end of period			$81	$390

West Fraser Timber Co. Ltd.
Notes to Condensed Consolidated Financial Statements
For the three months ended April 3, 2026 and March 28, 2025
(figures are in millions of United States dollars, except where indicated - unaudited)
1.Nature of operations
West Fraser Timber Co. Ltd. ("West Fraser", the “Company”, "we", "us" or "our") is a diversified wood products company with more than 50 facilities in Canada, the United States, the United Kingdom, and Europe, which promotes sustainable forest practices in its operations. The Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), northern bleached softwood kraft pulp, paper, wood chips, and other residuals. West Fraser's products are used in home construction, repair and remodelling, industrial applications, papers and tissue. Our executive office is located at 885 West Georgia Street, Suite 1500, Vancouver, British Columbia. West Fraser was formed by articles of amalgamation under the Business Corporations Act (British Columbia) and is registered in British Columbia, Canada. Our Common shares are listed for trading on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange (“NYSE”) under the symbol WFG.
2.Basis of presentation
These condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) applicable to the preparation of interim financial statements, under International Accounting Standard (“IAS”) 34, Interim Financial Reporting. These condensed consolidated financial statements use the same accounting policies as the most recent audited annual consolidated financial statements unless otherwise noted.
Effective January 1, 2026, the Company adopted Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7. The amendments clarify the date of recognition and derecognition of certain financial assets and liabilities, with a new exception for some financial liabilities settled through electronic cash transfer systems, provide additional guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion, and introduce new disclosure requirements for financial instruments with contractual terms that can change cash flows (such as instruments with features linked to environment, social and governance targets) and for equity instruments designated at fair value through other comprehensive income (FVOCI). The adoption of these amendments did not have a material impact on the Company's consolidated financial statements.
Our Cochrane lumber mill changed its functional currency from CAD to USD effective January 1, 2026. This change reflects a change in the primary economic environment in which the mill operates. In accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, the change in functional currency has been applied prospectively from the effective date.
These condensed consolidated interim financial statements were authorized for issue by the Audit Committee of the Company’s Board of Directors on April 29, 2026. These condensed consolidated interim financial statements should be read in conjunction with our audited annual consolidated financial statements for the year ended December 31, 2025.
Our fiscal year is the calendar year ending December 31. Our fiscal quarters are the 13-week periods ending on the closest Friday to the end of March, June, and September with the fourth quarter ending December 31. References to the three months ended April 3, 2026 and the first quarter of 2026 relate to the 13-week period ended April 3, 2026.
Figures have been rounded to millions of dollars to reflect the accuracy of the underlying balances and as a result certain tables may not add due to rounding impacts.
Accounting standards issued but not yet applied
IFRS 18, Presentation and Disclosure in Financial Statements
In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements ("IFRS 18"), which replaces IAS 1, Presentation of Financial Statements. IFRS 18 introduces new requirements to improve comparability in the reporting of financial performance to give investors a better basis for analyzing and comparing entities. The standard impacts the presentation of the financial statements and notes, in particular the income statement where entities will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. IFRS 18 will also require management-defined performance measures to be explained and included in a separate note within the financial statements. IFRS 18 is effective for reporting periods beginning on or after January 1, 2027. We are currently assessing the impact of this amendment on our consolidated financial statements.
3.    Seasonality of operations

Our operating results are subject to seasonal fluctuations that may impact quarter-to-quarter comparisons. Consequently, interim operating results may not proportionately reflect operating results for a full year.
Market demand varies seasonally, as home building activity and repair-and-remodelling work are generally stronger in the spring and summer months. Extreme weather conditions, including wildfires in Western Canada and hurricanes in the U.S. South, may periodically affect operations, including logging, manufacturing and transportation. Log inventory is typically built up in the northern regions of North America and Europe during the winter to sustain our lumber and EWP production during the second quarter when logging is curtailed due to wet and inaccessible land conditions. This inventory is generally consumed in the spring and summer months.
4.    Inventories
Supporting information

	April 3,	December 31,
As at	2026	2025
Manufactured products	$353	$315
Logs and other raw materials	380	266
Materials and supplies	253	247
	$985	$828
Inventories at April 3, 2026 were subject to a valuation reserve of $48 million (December 31, 2025 - $64 million) to reflect net realizable value being lower than cost.
5.    Other assets

		April 3,	December 31,
As at	Note	2026	2025
Retirement assets	8	$49	$52
Interest rate swaps		1	—
Electricity swaps		31	24
Export duties	15	433	474
Other		22	23
		$535	$573
6.     Operating loans and long-term debt
Credit Facility and Term Loan Renewals
In May 2025, we amended and restated our syndicated credit agreement providing for the renewal of our $1 billion revolving credit facility and extension of the facility's maturity from July 2028 to May 2030. The revolving credit facility was made available on substantially the same terms and conditions as our revolving credit facility prior to renewal. Additionally, under the amended and restated credit agreement, we increased and extended our $200 million term loan facility maturing July 2025. The modified term loan facility is for $300 million, matures May 2028, and is under substantially the same terms and conditions as our term loan facility prior to renewal.
The amendment of the term loan facility was determined to be a non-substantial modification and resulted in a nominal loss recognized in Finance income (expense), net.

Operating loans
As at April 3, 2026, our credit facilities consisted of the aforementioned $1 billion committed revolving credit facility which matures May 2030, a $20 million (£15 million) credit facility dedicated to our European operations, and an $11 million (CAD$15 million) demand line of credit dedicated to our jointly‑owned paper operation.
As at April 3, 2026, $203 million was drawn on our revolving credit facilities (December 31, 2025 - undrawn). Interest on the facilities is payable at floating rates based on Prime Rate Advances, US Base Rate Advances, Canadian Overnight Repo Rate Average (“CORRA”) Advances, or Secured Overnight Financing Rate (“SOFR”) Advances at our option.
In addition, we have credit facilities totalling $129 million (December 31, 2025 - $130 million) dedicated to letters of credit. Letters of credit in the amount of $37 million (December 31, 2025 - $38 million) were supported by these facilities.
All debt is unsecured except the $11 million (CAD$15 million) jointly-owned paper operation demand line of credit, which is secured by that joint operation’s current assets.
Long-term debt

	April 3,	December 31,
As at	2026	2025
Term loan due May 2028; floating interest rate	$300	$300
	300	300
Less: current portion	—	—
	$300	$300
Interest on our term loan is payable at floating rates based on US Base Rate Advances or SOFR Advances at our option. This loan is repayable at any time, in whole or in part, at our option and without penalty but cannot be redrawn after payment.
The fair value of our long-term debt at April 3, 2026 was $300 million (December 31, 2025 - $300 million) based on rates available to us at the balance sheet date for long-term debt with similar terms and remaining maturities.
Interest rate swap contracts
We have interest rate swap contracts that have the effect of fixing the interest rate on our term loan. As at April 3, 2026, we have interest rate swap contracts to pay fixed interest rates and receivable variable interest rates on $100 million notional principal amount of indebtedness. These swap agreements have the effect of fixing the interest rate on $100 million of the $300 million term loan discussed above, with the balance being subject to a floating rate. The weighted average fixed interest payable under these swap agreements is 3.26%.
The interest rate swap contracts are accounted for as a derivative, with the changes in their fair value included in other income or expense in our consolidated statements of earnings. For the three months ended April 3, 2026, a $1 million gain (three months ended March 28, 2025 - a loss of $1 million) was recognized in relation to the interest rate swap contracts. The fair value of the interest rate swap contracts at April 3, 2026 was a $1 million asset (December 31, 2025 - a nominal asset).

7.    Other liabilities

		April 3,	December 31,
As at	Note	2026	2025
Retirement liabilities	8	$92	$102
Non-current portion of reforestation obligations		68	50
Non-current portion of decommissioning obligations		42	44
Non-current portion of lease obligations		25	24
Export duties	15	284	166
Electricity swaps		3	6
Other		28	30
		$543	$423
8.    Retirement benefits
We maintain defined benefit and defined contribution pension plans covering most of our employees. The defined benefit plans generally do not require employee contributions and provide a guaranteed level of pension payable for life based either on length of service or on earnings and length of service, and in most cases do not increase after commencement of retirement. We also provide group life insurance, medical and extended health benefits to certain employee groups.
We used a discount rate assumption of 5.21% at April 3, 2026 (5.01% at December 31, 2025).
The actuarial gain (loss) on retirement benefits, included in other comprehensive earnings, is as follows:

	Three months ended
	April 3,	March 28,
	2026	2025
Actuarial gain (loss)	$13	$(4)
Tax recovery (provision)	(3)	1
	$10	$(3)
9. Share capital
Authorized
400,000,000 Common shares, without par value
20,000,000 Class B Common shares, without par value
10,000,000 Preferred shares, issuable in series, without par value
Issued and Outstanding

	April 3, 2026		December 31, 2025
As at	Number	Amount	Number	Amount
Common	76,022,344	$2,496	76,018,344	$2,496
Class B Common	2,281,478	—	2,281,478	—
Total Common	78,303,822	$2,496	78,299,822	$2,496
For the three months ended April 3, 2026, we issued 4,000 Common shares under our share option plans (three months ended March 28, 2025 - no Common shares).

Rights and restrictions of Common shares
The Common shares and Class B Common shares are equal in all respects, including the right to dividends, rights upon dissolution or winding up and the right to vote, except that each Class B Common share may at any time be exchanged for one Common share. Our Common shares are listed for trading on the TSX and NYSE under the symbol WFG, while our Class B Common shares are not. Certain circumstances or corporate transactions may require the approval of the holders of our Common shares and Class B Common shares on a separate class by class basis.
Share repurchases
On March 19, 2026, we renewed our normal course issuer bid (“2026 NCIB”) allowing us to acquire up to 3,800,917 Common shares for cancellation from March 24, 2026 until the expiry of the bid on March 23, 2027.
On February 27, 2025, we renewed our normal course issuer bid (“2025 NCIB”) allowing us to acquire up to 3,868,177 Common shares for cancellation from March 3, 2025 until the expiry of the bid on March 2, 2026.
For the three months ended April 3, 2026, we repurchased no Common shares under our 2026 NCIB and 2025 NCIB programs. For the three months ended March 28, 2025, we repurchased for cancellation 529,660 Common shares at an average price of $82.33 per share under our 2025 NCIB and 2024 NCIB programs.
10. Finance income (expense), net

	Three Months Ended
	April 3, 2026	March 28, 2025
Interest expense	$(7)	$(3)
Interest income on cash and cash equivalents	1	5
Net interest income (expense) on export duty deposits	(1)	5
Adjustment to interest on export duty deposits for prior period POIs	(45)	—
Finance expense on employee future benefits	(1)	(1)
	$(53)	$6
11. Other income (expense), net

	Three Months Ended
	April 3, 2026	March 28, 2025
Foreign exchange gain	$3	$—
Gain (loss) on electricity swaps	8	(6)
Gain (loss) on interest rate swap contracts	1	(1)
Other	1	4
	$13	$(3)

12. Tax recovery (provision), net
The tax recovery (provision) differs from the amount that would have resulted from applying the B.C. statutory income tax rate to earnings (loss) before tax as follows:

	Three Months Ended
	April 3, 2026	March 28, 2025
Income tax recovery (provision) at statutory rate of 27%	$67	$(18)
Rate differentials between jurisdictions and on specified activities	(3)	1
Non-taxable amounts	(2)	—
Impact of functional currency differences	(1)	(1)
Valuation allowance	(1)	—
Income tax settlement	—	(6)
Other	1	(1)
Tax recovery (provision)	$61	$(25)
In Q1-25, we entered into a settlement agreement with CRA in respect of certain prior tax periods. As a result, we recorded an additional tax provision of $6 million and received income tax refunds of $34 million on account of the matters in question.
13. Earnings (loss) per share
Basic earnings (loss) per share is calculated based on earnings (loss) available to Common shareholders, as set out below, using the weighted average number of Common shares and Class B Common shares outstanding.
Certain of our equity-based compensation plans may be settled in cash or Common shares at the holder’s option and for the purposes of calculating diluted earnings (loss) per share, the more dilutive of the cash-settled and equity-settled method is used, regardless of how the plan is accounted for. Plans that are accounted for using the cash-settled method will require adjustments to the numerator and denominator if the equity-settled method is determined to have a dilutive effect as compared to the cash-settled method.
The numerator under the equity-settled method is calculated based on earnings (loss) available to Common shareholders adjusted to remove the cash-settled equity-based compensation expense or recovery that has been charged or credited to earnings (loss) and deducting a notional charge using the equity‑settled method, as set out below. Adjustments to earnings (loss) are tax-effected as applicable. The denominator under the equity-settled method is calculated using the treasury stock method. Share options under the equity-settled method are considered dilutive when the average market price of our Common shares for the period exceeds the exercise price of the share option.
The cash-settled method was more dilutive for the three months ended April 3, 2026 and therefore no adjustment was required for the numerator and denominator. The equity-settled method was more dilutive for the three months ended March 28, 2025 and an adjustment was required for the numerator and denominator.

A reconciliation of the numerator and denominator used for the purposes of calculating diluted earnings per share is as follows:

	Three Months Ended
	April 3, 2026	March 28, 2025
Earnings (loss)
Numerator for basic EPS	$(188)	$42
Cash-settled expense (recovery) included in earnings	—	(4)
Equity-settled expense adjustment	—	(1)
Numerator for diluted EPS	(188)	37

Weighted average number of shares (thousands)
Denominator for basic EPS	78,300	79,669
Effect of dilutive equity-based compensation	—	205
Denominator for diluted EPS	78,300	79,874

Earnings (loss) per share (dollars)
Basic	$(2.40)	$0.53
Diluted	$(2.40)	$0.46

14. Segment and geographical information
During the first quarter of 2026, the Company revised the presentation of its reportable segments. The Company’s reportable segments are Lumber, NA EWP and EU EWP, with our former Pulp & Paper segment now included within Other Operating Segments. This change was driven by the reduced materiality of the operating segment following the completion of the pulp mill disposals in 2024. Prior year comparatives have been updated to conform to current year presentation.
Other Operating segments comprise of Cariboo Pulp and our 50%-owned joint operation, Alberta Newsprint Company.

Three Months Ended	Lumber	NA EWP	Europe EWP	Other Operating Segments	Corporate & Eliminations	Total
April 3, 2026
Sales
To external customers	$623	$481	$148	$82	$—	$1,334
To other segments	6	2	—	6	(14)	—
	$629	$483	$148	$88	$(14)	$1,334
Cost of products sold	(439)	(371)	(118)	(76)	14	(989)
Freight and other distribution costs	(88)	(77)	(13)	(12)	—	(190)
Export duties, net, and tariffs	(158)	—	—	—	—	(158)
Amortization	(53)	(69)	(10)	(3)	(2)	(138)
Selling, general and administration	(29)	(24)	(7)	(2)	—	(63)
Equity-based compensation	—	—	—	—	(6)	(6)
Operating loss	$(137)	$(58)	$—	$(6)	$(8)	$(210)

Three Months Ended	Lumber	NA EWP	Europe EWP	Other Operating Segments	Corporate & Eliminations	Total
March 28, 2025
Sales
To external customers	$666	$596	$117	$80	$—	$1,459
To other segments	8	2	—	4	(15)	—
	$674	$598	$117	$85	$(15)	$1,459
Cost of products sold	(458)	(373)	(101)	(63)	14	(981)
Freight and other distribution costs	(92)	(73)	(11)	(12)	—	(187)
Export duties, net, and tariffs	(22)	(1)	—	—	—	(23)
Amortization	(46)	(72)	(10)	(4)	(1)	(134)
Selling, general and administration	(35)	(27)	(7)	(3)	—	(73)
Equity-based compensation	—	—	—	—	3	3
Operating earnings (loss)	$21	$52	$(13)	$3	$1	$64
The geographic distribution of external sales based on the location of product delivery is as follows:

	Three Months Ended
	April 3,	March 28,
	2026	2025
United States	$869	$986
Canada	245	277
U.K. and Europe	148	118
Asia	72	78
Other	—	—
	$1,334	$1,459

15. Export duties, net, and tariffs
The following table summarizes the impact of export duties, net, and tariffs in our earnings statement:

	Three Months Ended
	April 3, 2026	March 28, 2025
Cash deposits[1]	$(32)	$(21)
Adjustment to West Fraser rates[2]	—	—
Export duties, net	(32)	(21)
Adjustment to ADD assessment rates (AR1 - AR8)[3]	(41)	—
Adjustment to AR7 preliminary CVD rate[4]	(73)	—
Export duty expense	(146)	—
Tariffs[5]	(12)	(2)
Export duties, net, and tariffs	$(158)	$(23)

Interest income (expense) on export duty deposits	(1)	5
Adjustment to interest on export duty deposits for prior period POIs[6]	(45)	—
Net interest income (expense) on export duty deposits	$(46)	$5
1. Represents combined CVD and ADD cash deposit rate of 26.47% for Q1-26 and 11.89% for Q1-25.
2. No adjustments as the West Fraser Estimated ADD rates equalled the cash deposit rates in these periods.
3. Represents adjustments to ADD relating to AR1 through AR8 (2017-2025 POIs), reflecting updated assessment rates based on information from the AR1 liquidation process initiated in Q1-26.
4. Represents the difference between the fiscal year 2024 expense recorded using the CVD cash deposit rates of 2.19% and 6.85% and the USDOC preliminary CVD rate of 15.93% for the 2024 POI.
5. Represents the Section 232 tariffs of 10% on softwood timber and lumber we import from Canada into the U.S. effective October 14, 2025 for Q1-26 and Q4-25 and represents the IEEPA tariffs of 25% on our wood products imported into the U.S. in effect from March 4, 2025 to March 6, 2025 for Q1-25.
6. Represents adjustments to interest recognized on export duty deposits relating to AR1 through AR8 (2017-2025 POIs) based on information from the AR1 liquidation process initiated in Q1-26 and the AR7 preliminary CVD rate for the 2024 POI.

Countervailing (“CVD”) and antidumping (“ADD”) duty dispute
The CVD and ADD rates apply retroactively for each period of investigation (“POI”). We record CVD and ADD as export duty expense based on our best estimate of the applicable rate for each POI, considering all available information, including the cash deposit rate, any preliminary and final rates released by the U.S. Department of Commerce (“USDOC”), and our legal assessment of the applicable rates. These estimates are reviewed and updated as new information becomes available.
We record ADD as export duty expense by estimating the rate to be applied for each POI by using our actual results and a similar calculation methodology as the USDOC and adjust when new information is available, typically when an AR finalizes a new applicable rate for each POI.
The difference between the cumulative cash deposits paid and cumulative export duty expense recognized for each POI is recorded on our balance sheet as export duty deposits receivable or payable. The difference between the cash deposit amount and the amount that would have been due based on our estimated AR rate will incur interest based on the U.S. federally published interest rate. We record interest income on our duty deposits receivable, net of any interest expense on our duty deposits payable, based on this rate.

Developments in CVD and ADD rates
We began paying CVD and ADD duties in 2017 based on the determination of duties payable by the United States Department of Commerce (“USDOC”). The CVD and ADD cash deposit rates are updated upon the finalization of the USDOC’s Administrative Review (“AR”) process for each Period of Inquiry (“POI”), as summarized in the tables below.
On March 9, 2026, the USDOC initiated AR8 POI covering the 2025 calendar year. West Fraser was selected as a mandatory respondent in the CVD investigation, which will result in West Fraser continuing to be subject to a company-specific rate. Mandatory respondents for the ADD investigation have yet to be announced as of April 29, 2026.
On April 9, 2026, the USDOC released the preliminary results for the AR7 POI covering the 2024 calendar year, which indicated a rate of 15.93% for CVD and 4.77% for ADD for West Fraser. These rates are expected to be finalized and come into effect later this year. As a result, we recorded a $73 million non-cash charge to export duty expense in Q1-26, representing the difference between previously recorded expense for 2024 based on CVD cash deposit rates of 2.19% and 6.85% and the preliminary CVD rate released of 15.93%.
Additionally, the USDOC has commenced processing the liquidation of ADD for the first administrative review period (AR1 POI) covering exports between August 2017 and December 2017. Upon liquidation of ADD, mandatory respondents are paid at assessment rates, which differ from the final rates as published by the USDOC in the Federal Register. Accordingly, we have recorded the receivable and payables balances, and accompanying interest, to be representative of the assessment rates shown in the table below. Based on the liquidation rate, we expect to receive a refund of $15 million in 2026.
As a result of additional information from the liquidation process, we recorded a $41 million non-cash charge to export duty expense in Q1-26, representing a change in the estimate of amounts recoverable and payable covering all the administrative review periods.
The Cash Deposit Rates, CVD Preliminary Rates, West Fraser Estimated ADD Rates, AR POI Final Rates, and ADD Assessment Rates for the periods presented are as follows:

Effective dates for CVD	Cash Deposit Rate	AR POI Preliminary Rate
AR7 POI[1]
January 1, 2024 – August 18, 2024	2.19%	15.93%
August 19, 2024 - December 31, 2024	6.85%	15.93%
AR8 POI[2]
January 1, 2025 – August 11, 2025	6.85%	n/a
August 12, 2025 – December 31, 2025	16.82%	n/a
AR9 POI[3]
January 1, 2026 – April 3, 2026	16.82%	n/a
1.On April 9, 2026, the USDOC issued the preliminary rate for the AR7 POI.
2.The final CVD rate for the AR8 POI is expected in 2027.
3.The final CVD rate for the AR9 POI is expected in 2028.

Effective dates for ADD	Cash Deposit Rate	West Fraser Estimated Rate	AR POI Final Rate	AR POI Assessment Rate[12]
AR1 POI[1,2]
June 30, 2017 - December 3, 2017	6.76%	1.46%	1.40%	1.65%
December 4, 2017 - December 31, 2017	5.57%	1.46%	1.40%	1.65%
January 1, 2018 - December 31, 2018	5.57%	1.46%	1.40%	1.65%
AR2 POI[3]
January 1, 2019 – December 31, 2019	5.57%	4.65%	6.06%	7.49%
AR3 POI[4]
January 1, 2020 – November 29, 2020	5.57%	3.40%	4.63%	5.13%
November 30, 2020 - December 31, 2020	1.40%	3.40%	4.63%	5.13%
AR4 POI[5]
January 1, 2021 – December 1, 2021	1.40%	6.80%	7.06%	7.66%
December 2, 2021 - December 31, 2021	6.06%	6.80%	7.06%	7.66%
AR5 POI[6]
January 1, 2022 – August 8, 2022	6.06%	4.52%	5.04%	5.52%
August 9, 2022 - December 31, 2022	4.63%	4.52%	5.04%	5.52%
AR6 POI[7]
January 1, 2023 – July 31, 2023	4.63%	8.84%	9.65%	10.52%
August 1, 2023 - December 31, 2023	7.06%	8.84%	9.65%	10.52%
AR7 POI[8]
January 1, 2024 – August 18, 2024	7.06%	4.70%	n/a	5.08%
August 19, 2024 - December 31, 2024	5.04%	4.70%	n/a	5.08%
AR8 POI[9]
January 1, 2025 - July 28, 2025	5.04%	4.00%	n/a	4.75%
July 29, 2025 – December 31, 2025	9.65%	4.00%	n/a	4.75%
AR9 POI[10,11]
January 1, 2026 – April 3, 2026	9.65%	9.65%	n/a	n/a
1.On June 26, 2017, the USDOC issued its preliminary rate in the ADD investigation effective June 30, 2017.
2.On November 24, 2020, the USDOC issued the final ADD rate for the AR1 POI.
3.On November 24, 2021, the USDOC issued the final ADD rate for the AR2 POI.
4.On August 4, 2022, the USDOC issued the final ADD rate for the AR3 POI.
5.On July 31, 2023, the USDOC issued the final ADD rate for the AR4 POI. On September 7, 2023, the USDOC amended the final ADD rate for the AR4 POI for ministerial errors. This table only reflects the final rate.
6.On August 19, 2024, the USDOC issued the final ADD rate for the AR5 POI. An amended ADD rate was issued on September 24, 2024, and was retroactively applied to August 19, 2024. This table only reflects the final rate.
7. On July 29, 2025, the USDOC issued the final ADD rate for the AR6 POI.
8.The finalization of the ADD rate for the AR7 POI is expected later in 2026.
9.The finalization of the ADD rate for the AR8 POI is expected in 2027.
10.The finalization of the ADD rate for the AR9 POI is expected in 2028.
11.As at Q1-26, West Fraser's estimated rate for 2026 is the current cash deposit rate of 9.65%.
12.AR2 - AR8 assessment rates are estimated and will be confirmed upon liquidation of these POIs.
Impact on balance sheet
Each POI is subject to independent administrative review by the USDOC, and the results of each POI may not be offset but the results within a POI in respect of ADD and CVD may be offset.

Export duties receivable is represented by:

Three Months Ended
April 3,
Export duties receivable	2026
Beginning of period	$474
Adjustment to ADD assessment rates (AR1 - AR8)[1]	(21)
Adjustment to interest income recognized on duty deposits receivable[2]	(26)
Interest income recognized on duty deposits receivable	6
End of period	$433
1. Represents adjustments to the ADD assessment rates, as shown in the rate table above.
2. Includes interest adjustments to ADD assessment rates, which relate to fiscal years 2017 - 2025 POIs.
Export duties payable is represented by:

Three Months Ended
April 3,
Export duties payable	2026
Beginning of period	$166
Adjustment to ADD assessment rates (AR1 - AR8)[1]	20
Adjustment to AR7 preliminary CVD rate[2]	73
Adjustment to interest expense recognized on duty deposits payable[3]	19
Interest expense recognized on duty deposits payable	6
End of period	$284
1. Represents adjustments to the ADD assessment rates, as shown in the rate table above.
2. Represents adjustment to AR7 preliminary CVD rate of 15.93%, prior to consideration of interest impacts.
3. Represents interest adjustments relating to ADD assessment rates, which relate to fiscal years 2017 - 2025 POIs, and adjustment to AR7 preliminary CVD rate.
As of April 3, 2026, export duties paid and payable on deposit with the USDOC were $1,035 million (December 31, 2025 - $1,003 million).
Appeals
On August 27, 2025, the Government of Canada, in consultation with affected Canadian provinces, industry and other concerned parties, submitted a Notice of Joint Motion for Voluntary Dismissal pertaining to the Canada-United States-Mexico Agreement (“CUSMA”) Chapter 10 challenge of the AR2 ADD order. On September 10, 2025, the AR2 ADD CUSMA panel granted the motion for voluntary dismissal.
On September 5, 2025, the Government of Canada, in consultation with affected Canadian provinces, industry and other concerned parties, submitted a Notice of Joint Motion for Voluntary Dismissal pertaining to the CUSMA Chapter 10 challenge of the AR1 ADD order. On September 17, 2025, the AR1 ADD CUSMA panel granted the motion for voluntary dismissal.
Through the withdrawal of the legal challenges, the rates for AR1 and AR2 ADD are finalized. In order for the entries to be liquidated by U.S. Customs and Border Protection, both CVD and ADD legal challenges must be concluded. AR1 and AR2 CVD legal challenges are currently ongoing.
On January 22, 2026, the USDOC issued a liquidation notice instructing the liquidation of shipments during August to December 2017 where the only duties in effect were ADD because CVD had not commenced. For this period of August to December 2017, legal challenges have been concluded through the withdrawal of AR1 ADD appeals. As discussed above, West Fraser expects to receive $15 million through this liquidation process.
The softwood lumber case will continue to be subject to the North American Free Trade Agreement (“NAFTA”) or CUSMA, WTO dispute resolution processes, and litigation in the U.S. In the interim, duties remain subject to the USDOC AR process, which results in an annual adjustment of duty deposit rates.

Notwithstanding the deposit rates assigned under the investigations, our final liability for CVD and ADD will not be determined until each annual administrative review process is complete and related appeal processes are concluded.
Tariffs
Canadian softwood lumber exports to the U.S. have been the subject of trade disputes and managed trade arrangements for several decades. The current round of countervailing and antidumping duties have been in place since April 2017.
On March 4, 2025, the U.S. administration, under the International Emergency Economic Powers Act (“IEEPA”), implemented an additive 25% tariff on all goods imported into the U.S. Our wood products were subject to the IEEPA tariffs for a two-day period from March 4, 2025 to March 6, 2025.
On September 29, 2025, the U.S. administration issued a proclamation that imposed a tariff of 10% under Section 232 of the Trade Expansion Act of 1962 on imported softwood timber and lumber into the U.S., effective October 14, 2025. This tariff is in addition to the existing softwood lumber duties applied to U.S. imports of Canadian lumber. The tariffs implemented under Section 232 of the Trade Expansion Act of 1962 are still in effect as of April 29, 2026.
On February 20, 2026 the Supreme Court of the United States determined that the IEEPA does not authorize the U.S. administration to impose tariffs. The process of refunding of the IEEPA tariffs is currently under review by the U.S. Customs and Border Protection (CBP). We recorded an expense of $3 million related to IEEPA tariffs in 2025. This decision by the Supreme Court of the United States does not affect the Section 232 tariffs of 10% or duties paid on imported softwood timber and lumber into the U.S.
16. Contingencies
We are subject to various investigations, claims and legal, regulatory and tax proceedings covering matters that arise in the ordinary course of business activities, including civil claims and lawsuits, regulatory examinations, investigations, audits and requests for information by governmental regulatory agencies and law enforcement authorities in various jurisdictions. Each of these matters is subject to uncertainties and it is possible that some of these matters may be resolved unfavourably. Certain conditions may exist as of the date the financial statements are issued, which may result in an additional loss. In the opinion of management none of these matters are expected to have a material effect on our results of operations or financial condition.